CHOHUNG BANK



August 14, 2003



03029434

03 AUG 25 AM 7:21

NOTICE OF EXTRA ORDINARY MEETING OF SHAREHOLDERS

82-4506

I,being a duly authorized officer of Chohung Bank, hereby notify the resolution of the Board Meeting held on August 8,2003, regarding the Extra Ordinary Meeting of Shareholders.

Meeting Details	The Extra Ordinary Meeting of Shareholders will be held at the Chohung Bank Head Office, 3rd Floor, at 10:00 a.m. Tuesday August 26th, 2003 (local time)
Meeting Agenda	Appointment of members of the Board of Directors.

Note to Agenda

Directors shall be elected at the meeting. The candidates are as follows ;

SUPPL

* Standing Director

Name	Age	Work Experience
Dong Soo Choi	57	Director and Deputy President, Chohung Bank Director, LG Merchant Bank

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

* Non-Standing Director

Name	Age	Position outside the Bank
In Ho Lee	60	Vice Chairman, Shinhan Bank
Young Hwi Choi	58	CEO & President, Shinhan Financial Group

By : [signature]

Hee-Sung Park
Head of Investor Relations Dept.